Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

06011345

SUPPL

Our Ref: LB/CS/24/3

Your Ref: 82-2782

24 February 2006

Dear Sirs

**RE: Stock Exchange Announcement**

Please find attached copies of stock exchange announcements issued on behalf of Kelda Group plc as follows:

- Announcement of conditional sale of Aquarion Company Inc.
- Holding in Company

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH. D.C. 209 SECTION

# Regulatory Announcement

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| | |
|---|---|
| **Company** | Kelda Group PLC |
| **TIDM** | KEL |
| **Headline** | Disposal |
| **Released** | 12:32 24-Feb-06 |
| **Number** | PRNUK-2402 |


KeldaGroup

KELDA GROUP PLC

Announcement of conditional sale of Aquarion Company Inc. ('Aquarion')

HIGHLIGHTS

* Conditional sale of Kelda's U.S. water business Aquarion for an enterprise value of approximately $860m (£491m)
* Purchaser is Macquarie Bank and certain of its affiliates ('Macquarie')
* Completion contingent upon regulatory clearances, anticipated to be in the second half of 2006
* No material profit or loss on sale is expected.

Chief Executive of Kelda, Kevin Whiteman commented:

`We have kept our options for Aquarion under regular review. Given the current high valuations of US water businesses and therefore limited opportunities for acquisition without further major investment, we believe it is in the best interests of Kelda shareholders and Aquarion to sell the business and exit the US.

'We believe that the terms we have negotiated with Macquarie represent a positive outcome for our shareholders and provide the basis for strong and committed new ownership for Aquarion.'

Enquiries:

Kelda

Kevin Whiteman (Chief Executive) +44 1274 692 183

Martin Towers (Group Finance Director) +44 1274 804 220

Greenhill

James Lupton (Managing Director) +44 20 7440 0400

Scott Bok (Managing Director) +1 212 389 1520

Tulchan Communications

David Trenchard +44 20 7353 4200

Peter Hewer +44 20 7353 4200


SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH, D.C. 209 SECTION

Kelda Group plc

Sale of Aquarion Company Inc.

1. Introduction

Kelda announces that it has entered into a conditional agreement to sell Aquarion to Macquarie ('the Sale') for an enterprise value at completion that is expected to be approximately $860m (£491m).

The Sale is of Aquarion's regulated water interests that comprise the largest investor owned water company in New England, and the Safety Valve non-regulated business.

Macquarie Bank is Australia's largest investment bank and a leading investor in and manager of infrastructure assets across the world.

The equity consideration in respect of the Sale will be $625m (£357m) payable by Macquarie to Kelda in cash at completion. Aquarion will retain its own net debt at completion, which amounted to $196.5m (£112m) at 31 January 2006 and is expected to be approximately $235m (£134m) at completion.

No material profit or loss on Sale is expected, with the impact upon earnings being broadly neutral. The proceeds from the Sale will be used for general corporate purposes. Further clarification will be provided after completion.

Aquarion Operating Services (the `Retained Business') does not form part of the Sale. This non-regulated business provides contract operating services to owners of water and waste water systems and represents a small part of the current group. Kelda will be reviewing its strategic options for the Retained Business, including divestiture to the existing management team.

2. Background to and reasons for the Sale

Over the past few years, Kelda has kept its options for Aquarion under regular review and has focused on improving Aquarion's operating performance.

Given the current high valuations of US water businesses and therefore limited opportunities for acquisition without further major investment, Kelda believes it is in the best interests of shareholders and Aquarion to sell the business and exit the US.

3. Information on Aquarion

Aquarion is one of the largest investor owned water companies in the US. The regulated business provides water and related services to a concentrated base of approximately 211,000 homes and businesses in 52 communities in the states of Connecticut, New York, Massachusetts and New Hampshire.

Excluding the Retained Business Kelda reported turnover of $139.5m (£79.7m) for Aquarion in the year ended 31 March 2005, and profit after interest before exceptional items of $43.7m (£25.0m). As at 31 March 2005 gross assets were $769.7m (£439.8m).

The Retained Business reported turnover of $29.1m (£16.6m) in the year ended 31 March 2005.

4. Conditions to the Sale

Completion of the sale is conditional upon the customary regulatory clearances, including clearances in the four states in which Aquarion operates. It is anticipated that completion will occur during the second half of 2006.

5. Other

Greenhill & Co., International LLP ('Greenhill') is acting as financial adviser to Kelda in relation to the Sale.

For the purpose of translation into sterling, an exchange rate of $1.75=£ has been used.

END

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# Regulatory Announcement

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KeldaGroup

| | |
|---|---|
| **Company** | Kelda Group PLC |
| **TIDM** | KEL |
| **Headline** | Holding(s) in Company |
| **Released** | 15:12 24-Feb-06 |
| **Number** | PRNUK-2402 |

HOLDING IN COMPANY

Kelda Group plc has received notification (by fax dated 23 February 2006) that Deutsche Bank AG and its subsidiary companies have a notifiable interest in 11,490,359 ordinary shares of 15 5/9 pence each in the Company, representing 3.08% of the issued share capital.

END

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